a2a
energie in comune

[redacted]

08002309

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC Mail Processing
Section

MAY 01 2008

Washington, DC
111

BY COURIER

April 28, 2008

SEC Mail Processing
Section

APR 01 2008

Washington, DC
111

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press releases.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Very truly yours,

Maria Angela Nardone

SUPPL

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

FILE NO. 82-4911

a2a
energie in comune

press release

Consiglio di Sorveglianza - il Presidente

SUPERVISORY BOARD APPROVES THE FINANCIAL STATEMENTS AT 31 DECEMBER 2007

Brescia, 28 April 2008 – The Supervisory Board, under the chairmanship of Mr. Renzo Capra, met today and approved the annual accounts of Aem S.p.A., Asm Brescia S.p.A. and Amsa Holding S.p.A. at 31 December 2007.

The Supervisory Board also approved the consolidated accounts of Aem, Asm and Amsa Group, as well as the A2A Group's pro-forma accounts at 31 December 2007.

The Supervisory Board has also agreed with the proposal of the Management Board to submit to the AGM the distribution of a dividend of Euro 0.097 per share, that will be paid on June 26 (date of coupon detachment 23 June 2008).

The Supervisory Board also verified the requirements of Mr. Giovanni Rizzardi, appointed Member of the Supervisory Board by the General Meeting held on 31 March 2008.

Per ulteriori informazioni:

COMUNICAZIONE
Biagio LONGO tel.02/7720.4582
Alfredo GHIROLDI tel. 030/355.4590 mob. 335 6425845

INVESTOR RELATIONS
Renata BONFIGLIO tel. 02/7720.3879

a2a
energie in comune

PRESS RELEASE

After the period for the implementation of the programme to purchase own shares

Milan, 28 April 2008 - Pursuant to Article 144-*bis*, 4th paragraph of Consob Regulation 11971/1999 as amended, A2A S.p.A. (hereinafter, the "Company") announced that, today, ending the program to purchase own shares approved by the Company on 27 October 2006 (hereinafter, the "Program").

This Program was up to a maximum of 180,004,740 ordinary shares (equivalent to 10% of the share capital at the date of the resolution), and was authorized for a period of 18 months from the date of the relevant resolution of the Company occurred on 27 October 2006.

At the end of the Program, the Company holds No 47,434,850 ordinary shares equal to 1.51% of the share capital of which 16,159,850 already in the portfolio as consequence of the implementation of the previous programme to purchase own shares.

The No 31,275,000 ordinary shares were purchased on the regulated market of the Stock Exchange average price of Euro 2.6282 for a total value of Euro 82,197,249.76.

The maximum purchase price under the program was Euro 2.8543 per share and therefore within the limits required by resolution of the Company occurred on 27 October 2006.

Transactions on purchase regulated market trading started on 22 May 2007 and ended on 19 March 2008.

The aims of the programme were those of a) have an opportunity to efficiently invest cash in relation to the development of company and the trend in equity markets; b) make trading, hedging and arbitrage activities; c) allow use of own shares in operations related to management and industrial projects consistent with the strategic lines that the company intends to pursue in relation to which it occurs an opportunity to trade stock.

The purchase of No 31,275,000 ordinary shares took place on the Stock Exchange regulated market, which traded shares of the Company, subject to any provision of applicable law and supervision.

Finally, the Management Board on 27 March 2008 deliberated, subject to the approval of the Supervisory Board pursuant to the Statute, to subject the proposal to renew the permission to purchase and transfer own shares within the maximum limits allowed by law to the Shareholders Meeting.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 29, 2008

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the next ordinary assembly.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

A2A S.p.A.

Registered office in Brescia, Via Lamarmora 230

Fully paid in share capital for the sum of € 1,629,110,744.04

Tax number, VAT number and

Brescia Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY MEETING

The shareholders are hereby convoked for the ordinary meeting, which will be held at "Termoutilizzatore A2A", via Malta 25/r, Brescia, on 30th May 2008, at 11,00 a.m., for the first convocation and, if necessary, for the second convocation on 3rd June 2008, at the same time and place, to discuss and resolve the following

AGENDA

1. Proposal for the allocation of net income for financial year ended as at 31st December 2007 and for dividend distribution;
2. Acquisition and disposal of own shares: related and ensuing deliberations.

Shareholders which have deposited at the Company their communication from the broker foreseen by current regulations, at least two working days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Each shareholder entitled to attend the shareholders' meeting shall be entitled to be represented, pursuant to law, by written proxy.

As concerns point 1 in the agenda of the meeting, the financial statements and the consolidated financial statements for 2007 of

Aem S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A. - approved by the Supervisory Board - are available at the Company's Registered office, Borsa Italiana S.p.A. and on the web site www.a2a.eu.

The documentation relating to the Meeting will be available to shareholders and members of the public, within the term by laws, at the Company's Registered office, Borsa Italiana S.p.A. and on the web site www.a2a.eu.

For the Management Board

The Chairman

Giuliano Zuccoli

* * *

It was announced that starting from today's date the financial statements and the consolidated financial statements for 2007 of Aem S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A. - approved by the Supervisory Board on 28th April 2008 - are available to members of the public at the Company's Registered office, Borsa Italiana S.p.A. and on the website www.a2a.eu.

The minutes of the Supervisory Board will be available in the same way in terms required by law.

END